UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 May 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

Asia’s first road network expands into Vietnam - EUR 6 million investment makes TNT first express provider to break into East-West Economic Corridor

16 May 2007

16 May 2007

Asia’s first road network expands into Vietnam - EUR 6 million investment makes TNT first express provider to break into East-West Economic Corridor

TNT, one of the world’s largest express services providers, today announced the expansion of Asia’s pioneering integrated road network into Vietnam following a further € 6 million investment. Adding to an original investment of € 2 million, the enhancement brings the total investment to date to € 8 million. TNT plans to extend the Asia Road Network to reach China through the north-eastern border of Vietnam by the end of 2007. Once completed, the network in Southeast Asia will cover almost 60 per cent of the region and link over 120 cities across 4,000 km.

First introduced at the end of 2005, the first phase of TNT’s Asia Road Network linked Malaysia, Singapore and Thailand. With 24x7 real-time Global Positioning Satellite (GPS) tracking of TNT’s container trucks, the service resulted in double-digit growth in overall volumes within a year, particularly among customers with high-value goods such as electronic, automotive and computing components. The road service is two to three times faster than sea freight and offers customers significant savings of up to 30 per cent compared to air freight. As with all TNT services, the Asia Road Network offers customers a fully inclusive door-to-door, day-definite solution with complete track and trace capabilities.

'TNT’s expansion into the Greater Sub-Mekong area is logical given the rapid growth of the region, in particular Vietnam,' said Onno Boots, regional managing director of TNT Southeast Asia. 'TNT’s integrated air and road network will be a key differentiator. Already known as the leader in intra-European connectivity, we are now focusing on building extensive networks to strengthen Asia’s connectivity, both within the region and to Europe. We will also continue investing in the development of innovative solutions to complement the Asia Road Network and meet our customers’ business needs in the region.'

Committed to Asia

TNT’s expansion of its road network service into Vietnam is in line with the company’s strategic intent to expand its presence in Asia, particularly in key emerging markets. Recent moves include the acquisition of China’s Hoau, the purchase of India’s Speedage and the construction of a dedicated facility for life sciences in Singapore. This forms part of TNT’s overall objective to achieve a global revenue target growth of 10 to 15 per cent in 2007 in its express division.

First express provider to facilitate trade for EWEC

With the expansion of its Asian road network into Vietnam, TNT becomes the first express provider to facilitate the movement of goods within the East-West Economic Corridor (EWEC) – Myanmar excepted – thereby accelerating trade growth for many of the secondary cities along the route.

Boosted by Vietnam’s WTO accession, foreign direct investment in the country rose by almost 40 per cent to reach US $10.2 billion in 2006. Vietnam is also expected to achieve an economic growth rate of 8 per cent in 2007-08.

•	TNT’s express division is one of the world’s leading business to business express delivery services providers. It delivers 4.1 million parcels, documents and pieces of freight a week to over 200 countries using its network of over 1,200 depots, hubs and sortation centres. The division operates over 23,400 road vehicles and 44 aircraft and has the biggest door-to-door air and road express delivery infrastructure in Europe.

•	TNT’s express division employs over 54,000 staff worldwide (as per the end of 2006). It is the first organisation to have achieved global recognition as an Investor in People. The division reported revenue of € 6.01 billion in 2006. The operating income was € 580 million, up 21.8 % compared to 2005. Visit the TNT express division online: http://www.tnt.com/express

•	TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported € 10.1 billion in revenues and an operating income of € 1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world.

•	TNT’s Asia Security Control and Command Centre (ASCCC) in Petaling Jaya is well-equipped with state-of-the-art technology to ensure the 24-hour security of high value goods in transit.

About TNT
TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported €10.1 billion in revenues and an operating income of €1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 16 May 2007